UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) August 31, 2023

reAlpha Tech Corp.
(Exact name of issuer as specified in its charter)

Delaware	86-3425507
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

6515 Longshore Loop, Suite 100, Dublin, OH 43017
(Full mailing address of principal executive offices)

(707) 732-5742
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $.001

ITEM 9. OTHER EVENTS.

The Ohio Department of Commerce’s Division of Securities (the “ODS”) issued a Cease & Desist Order (the “Division Order”) to reAlpha Asset Management, Inc. (n/k/a reAlpha Tech Corp.) (“reAlpha”), and reAlpha and the ODS entered into a Consent Agreement (the “Consent Agreement”) on August 31, 2023, following an investigation by the ODS into whether reAlpha engaged in acts or practices that violated the Ohio Securities Act, Chapter 1707 of the Ohio Revised Code.

Pursuant to the Consent Agreement, reAlpha did consent, stipulate, admit, and agree to the findings, conclusions and order set forth in the Division Order and that nothing in the Division Order or the Consent Agreement impedes, prohibits, interferes with, or infringes upon the lawful rights, if any, including but not limited to private rights of action, if any, possessed by individual investors in reAlpha.

Under the terms of the Division Order, pursuant to Revised Code Chapter 1707.23, reAlpha will cease and desist from the acts and practices as described in the Division Order which constitute a violation of Chapter 1707 of the Ohio Revised Code, which include selling or causing to be sold securities that were not properly registered with the ODS and that were not exempt from registration.

Reference is made to the Division Order with Consent Agreement between the ODS and reAlpha attached to this Current Report as Exhibit 6.10 and incorporated herein by reference for additional details of the agreement with the ODS.

Exhibit Index

Exhibit No.	Description of Exhibit

6.10	Ohio Division of Securities Cease & Desist Order with Consent Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

reAlpha Tech Corp.

By:	/s/ Mike Logozzo
Name:	Mike Logozzo
Title:	Chief Financial Officer

Date: August 31, 2023

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